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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68600

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

SCS (USA) Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Suite 900, 181 Bay Street
(No. and Street)

Toronto	Ontario, Canada	M5J 2T3
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Conrad Beyleveldt — 416-342-9960
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG , LLP
(Name - if *individual, state last, first, middle name*)

333 Bay Street - Suite 4600	Toronto	Ontario, Canada	M5H 2S5
(Address)	(city)	(State)	Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☒ Accountant not resident in United States or any of its possessions.

[redacted]

12012095

KW 3/10

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.174-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/16

OATH OR AFFIRMATION

I, Conrad Beyleveldt, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SCS (USA) Inc., as of December 31 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer
Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholder's Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (1) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal accounting control
- ☐ (p) Schedule of segregation requirements and funds in segregation - customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements and Supplementary Information
(Expressed in U.S. Dollars)

SCS (USA) INC.

(A Wholly Owned Subsidiary of Stonecap Securities Inc.)

For the year ended December 31, 2011

KPMG LLP
Chartered Accountants
Bay Adelaide Centre
333 Bay Street Suite 4600
Toronto ON M5H 2S5
Canada

Telephone (416) 777-8500
Fax (416) 777-8818
Internet www.kpmg.ca

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
SCS (USA) Inc.:

We have audited the accompanying statement of financial condition of SCS (USA) Inc. (the "Company") as of December 31, 2011, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SCS (USA) Inc. as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

KPMG

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I and II required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements taken as a whole.

KPMG LLP

Chartered Accountants, Licensed Public Accountants

Toronto, Canada

February 24, 2012

SCS (USA) INC.

(A Wholly Owned Subsidiary of Stonecap Securities Inc.)

Statement of Financial Condition
(Expressed in U.S. Dollars)
As at December 31, 2011

Assets

Cash and cash equivalents	$	118,660
Receivable from clearing broker		260,443
Accounts receivable		1,005
Prepaid expenses		6,877
	$	386,985

Liabilities and Stockholder's Equity

Liabilities:		
Due to Parent (note 4)	$	11,811
Accounts payable and accrued liabilities		26,194
		38,005
Stockholder's equity:		
Common stock (note 3)		10
Contributed surplus		657,848
Deficit		(308,878)
		348,980
	$	386,985

See accompanying notes to the financial statements

SCS (USA) INC.

(A Wholly Owned Subsidiary of Stonecap Securities Inc.)
Statement of Operations
(Expressed in U.S. Dollars)
For the year ended December 31, 2011

Revenue		
Commission revenue	$	82,543
Expenses		
Clearing and execution charges		9,672
Registration expenses		13,649
Indirect execution and other services (note 4)		72,908
General and administrative		135,161
Foreign exchange loss		2,144
		233,534
Net loss before income taxes		(150,991)
Current and deferred income taxes (note 7)		-
Net loss	$	(150,991)

See accompanying notes to the financial statements

SCS (USA) INC.

(A Wholly Owned Subsidiary of Stonecap Securities Inc.)

Statement of Changes in Stockholder's Equity
(Expressed in U.S. Dollars)
For the year ended December 31, 2011

	Common stock	Contributed surplus	Retained earnings	Total
Stockholder's equity January 1, 2011	$ 10	$ 657,848	$ (157,887)	$ 499,971
Net loss	-	-	(150,991)	(150,991)
Stockholder's equity December 31, 2011	$ 10	$ 657,848	$ (308,878)	$ 348,980

See accompanying notes to financial statements.

SCS (USA) INC.

(A Wholly Owned Subsidiary of Stonecap Securities Inc.)
Statement of Cash Flows
(Expressed in U.S. Dollars)
Year ended December 31, 2011

Cash flows from (used in) operating activities:		
Net loss	$	(150,991)
Change in non - cash operating items:		
Increase in receivable from clearing broker		(260,443)
Increase in accounts receivable		(1,005)
Increase in prepaid expenses		(6,877)
Increase in due to Parent		11,821
Increase in accounts payable and accrued liabilities		26,194
		(381,301)
Decrease in cash and cash equivalents		(381,301)
Cash and cash equivalents, beginning of year		499,961
Cash and cash equivalents, end of year	$	118,660

See accompanying notes to financial statements.

SCS (USA) Inc. ("SCS") was incorporated on April 28, 2010 under the General Corporation Law of the State of Delaware. SCS is a wholly owned subsidiary of Stonecap Securities Inc. (the "Parent"), a Canadian owned investment dealer and member of the Investment Industry Regulatory Organization of Canada. SCS was registered in Ontario under the Extra-Provincial Corporations Act on October 13, 2010.

SCS was granted membership of the Financial Industry Regulatory Authority ("FINRA") on February 8, 2011. SCS is subject to regulation by FINRA and pursuant to United States Securities and Exchange Commission ("SEC") Rule 15c3-3 is exempt under subparagraph (k)(2)(ii) as SCS clears transactions on a fully disclosed basis through Penson Financial Services, Inc. ("Penson"), a FINRA member. The Corporation utilizes the services of its Parent to perform certain administrative, securities trading and record-keeping activities. SCS does not hold customer funds or safe-keep customer securities.

1. Significant accounting policies:

(a) Basis of presentation:

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S.GAAP").

(b) Cash and cash equivalents:

SCS considers deposits in banks and term deposits with original maturities of three months or less as cash and cash equivalents.

(c) Commission and clearing charges:

All commission and clearing charges are recorded on a trade-date basis.

(d) Foreign currency translation:

Monetary assets and liabilities denominated in foreign currency are translated into U.S. dollars at year-end exchange rates and non-monetary items are translated at rates of exchange in effect when the assets were acquired or obligations incurred. Revenue and expenses are translated at average rates of exchange in effect during the year. Realized and unrealized foreign exchange gains and losses are recorded in income in the year in which they occur.

1. Significant accounting policies (continued):

(e) Income taxes:

SCS follows the asset and liability method of accounting for corporate income taxes. Under this method, deferred income tax assets and liabilities represent the differences between the carrying amounts of assets or liabilities and their value for tax purposes. These deferred tax assets and liabilities are measured using enacted tax rates that apply to taxable income in the years in which differences are expected to be recovered or settled. Deferred tax assets related to tax loss carry forwards are recorded when it is more likely than not that future taxable income will be available to absorb these losses. Changes in deferred income taxes related to changes in tax rates are recognized in income in the year in which the changes are enacted.

(f) Use of estimates:

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates.

2. Financial instruments:

(a) Credit risk:

Credit risk is the risk that counterparties to transactions do not fulfill their obligations. SCS manages its counterparty credit risk by dealing with counterparties of high credit quality and by managing individual counterparty exposure. During the year, SCS's most significant counterparty concentrations were with financial institutions, institutional clients, and it's Parent.

(b) Fair values of financial instruments:

The fair values of financial instruments approximate their carrying amounts due to the imminent or short-term maturity of these financial instruments.

(Expressed in U.S. Dollars)

3. Common stock:

	2011	2010
Authorized:		
100 shares with a par value of $0.01 per share		
Issued:		
100 common shares	$ 10	$ 10

4. Related party transactions and balances:

In accordance with an Administrative Services Agreement dated December 3, 2010 between SCS and the Parent, the Parent performs certain administrative, securities trading and record-keeping activities for SCS. The Administrative Services Agreement provides that expenses incurred by the Parent in providing the services to the SCS are to be charged by the Parent to the SCS at a fixed rate or reimbursed as a percentage of commission income earned by the Subsidiary. The Parent may also pay expenses on behalf of SCS, and these direct expenses are reimbursed at cost by SCS. During the year, expenses charged to SCS by the Parent at a fixed rate were $11,000; expenses charged to SCS by the Parent as a percentage of commission income earned by SCS were $61,908; and direct expenses paid for by the Parent and recovered from SCS at cost were $17,076. SCS has $11,811 payable to its Parent at December 31, 2011. This amount is non-interest bearing and settled periodically.

5. Commitments and guarantees:

In the normal course of operations, SCS provides indemnifications, which are often standard contractual terms, to counterparties in transactions such as service agreements and purchases of goods. Under these agreements, SCS agrees to indemnify the counterparty against loss or liability arising from the acts or omissions of SCS in relation to the agreement. The nature of the indemnifications in these agreements prevents SCS from making a reasonable estimate of the maximum potential amount that SCS could be required to pay such counterparties.

In the normal course of business, SCS indemnifies its clearing broker against specified potential losses in connection with their acting as an agent of, and providing services to, SCS. The maximum potential amount of payments that SCS could be required to make under this indemnification cannot be estimated. However, SCS believes that it is unlikely it will have to make payments under these arrangements and as such has not recorded any contingent liability in the financial statements for this indemnification.

(Expressed in U.S. Dollars)

6. Net capital requirements:

SCS is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1"). SCS is required to maintain minimum net capital of $250,000, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 during the first 12 months of membership and 15 to 1 thereafter. At December 31, 2011, SCS had a net capital of $340,519 which was $90,519 in excess of the required net capital. During the year ended December 31, 2011, the ratio of aggregate indebtedness to net capital did not exceed 8 to 1.

7. Income taxes:

For Canadian tax purposes, SCS files a Canadian dollar tax return in Canada. The current portion of the income tax expense (benefit) included in the statement of operations, as determined in accordance with U.S. GAAP, Accounting for Income Taxes, is as follows:

		2011
Income taxes/(recoverable) using the statutory rate	$	(60,396)
Valuation allowance related to non-capital tax loss and deductible differences		60,396
Income tax expense/(income) - current and deferred	$	-

Deferred tax assets are attributable to the following:

		2011
Deferred tax assets:		
Start-up expenses	$	49,375
Tax loss carryforward (expiry December 31, 2030)		10,076
Tax loss carryforward (expiry December 31, 2031)		64,100
		123,551
Valuation allowance for deferred tax assets		(123,551)
Deferred tax asset	$	-

Deferred tax assets have not been recognized in respect of these items because it is not probable that future taxable profit will be available against which SCS can utilize these benefits.

8. Subsequent events:

SCS has evaluated the effects of subsequent events that have occurred subsequent to the year ended, December 31, 2011 and through to February 24, 2012, which is the date the financial statements were issued. The Parent contributed capital of $100,000 in the form of cash on February 17, 2012. SCS has determined there are no others events that require disclosure in these financial statements.

(Expressed in U.S. Dollars)

Schedule 1 - Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities Exchange Commission

Total ownership equity from statement of financial condition		348,980
Less non-allowable assets		(7,882)
Less haircuts on foreign currency		(569)
Net capital	$	340,529
Minimum capital requirement	$	(250,000)
Excess net capital	$	90,529

The computation of net capital under SEC Rule 15c3-1 as of December 31, 2011, filed by SCS on January 26, 2011 on form X-17A-5 is $91,524, which differs by $995 from the above computation.

Schedule 2 - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 of the Securities Exchange Commission

Pursuant to SEC Rule 15c3-3 (k)(2)(ii), SCS clears transactions on a fully disclosed basis through a U.S. registered clearing broker.

KPMG

KPMG LLP
Chartered Accountants
Bay Adelaide Centre
333 Bay Street Suite 4600
Toronto ON M5H 2S5
Canada

Telephone (416) 777-8500
Fax (416) 777-8818
Internet www.kpmg.ca

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5

The Board of Directors
SCS (USA) Inc.:

In planning and performing our audit of the financial statements of SCS (USA) Inc. (the "Company"), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of compliances with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

KPMG

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Chartered Accountants, Licensed Public Accountants

Toronto, Canada

February 24, 2012